UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SAGE THERAPEUTICS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

78667J108

(CUSIP Number of Class of Securities)

Barry E. Greene

President and Chief Executive Officer

Sage Therapeutics, Inc.

215 First Street

Cambridge, Massachusetts 02142

(617) 299-8380

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to Schedule TO (together with any exhibits and annexes attached hereto, this “Amendment No. 1”), is filed by Sage Therapeutics, Inc., a Delaware corporation (the “Company”), and amends and supplements the Tender Offer Statement on Schedule TO filed by the Company with the Securities and Exchange Commission on January 23, 2024 (together with any amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to an offer by the Company (the “Exchange Offer”) to certain non-executive officer employee optionholders to exchange some or all of their eligible outstanding options to purchase shares of the Company’s common stock for replacement options to purchase shares of the Company’s common stock, upon the terms and subject to the conditions set forth in the Offer to Exchange Eligible Options for Replacement Options dated January 23, 2024 (the “Offer to Exchange”), attached as Exhibit (a)(1)(A) to the Schedule TO and incorporated herein by reference.

This Amendment No. 1 is being filed to reflect certain updates as described below. Except as otherwise set forth in this Amendment No. 1, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO. You should read this Amendment No. 1 together with the Schedule TO and the Offer to Exchange.

Amendments to the Schedule TO

In Item 7 “Source and Amount of Funds or Other Consideration”, the response to Item 7(b) “Conditions” is restated as follows:

(b) Conditions. Not applicable.

Amendments to the Offer to Exchange

The Offer to Exchange and the corresponding Items of the Schedule TO into which such information is incorporated by reference are hereby amended as follows:

Offer to Exchange – Cover Page

Page 1 of the Offer to Exchange is amended and supplemented by adding the following to the end of the first paragraph:

At the special meeting of stockholders held on January 31, 2024, our stockholders approved the Option Exchange.

Offer to Exchange – IMPORTANT

Page 4 of the Offer to Exchange is amended and supplemented by replacing the third paragraph under the heading “IMPORTANT” with the following:

We are not disseminating this Offer to Exchange in any jurisdiction in which this Offer would not be in compliance with the laws of that jurisdiction.

Summary Term Sheet

Page 10 of the Offer to Exchange is amended and supplemented by replacing the first paragraph under the question “What are the conditions to this Offer?” with the following:

This Offer is subject to the conditions described in Section 6, including approval of the Option Exchange by our stockholders at the special meeting held on January 31, 2024. At the special meeting of stockholders held on January 31, 2024, our stockholders approved the Option Exchange. This Offer is not conditioned upon a minimum aggregate number of options being elected for exchange. (See Section 6 of the Offer to Exchange entitled “Conditions of this Offer” for additional information.)

Summary Term Sheet

Page 16 of the Offer to Exchange is amended and supplemented by adding the following to the end of the first paragraph under the question “Are there other circumstances where I would not be granted Replacement Options?”:

In such an event, all options currently held by you, including all Eligible Options tendered, will remain outstanding and in effect at their original exercise price and subject to their original terms and conditions.

Page 16 of the Offer to Exchange is further amended and supplemented by adding the following to the end of the second paragraph under the question “Are there other circumstances where I would not be granted Replacement Options?”:

At the special meeting of stockholders held on January 31, 2024, our stockholders approved the Option Exchange.

Summary Term Sheet – Forward-Looking Statements

Page 17 of the Offer to Exchange is amended and supplemented by replacing the first paragraph under the heading “Forward-Looking Statements” with the following:

This Offer to Exchange and our SEC reports referred to above include “forward-looking statements” that involve risks and uncertainties. All statements other than statements of historical facts contained in this Offer to Exchange are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “intends”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, “continue” or the negative of these terms or other comparable terminology. Any forward-looking statements in this Offer to Exchange reflect our current views with respect to future events and with respect to our business and future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, among other things, those described in the section titled “Risk Factors” included in our most recent Quarterly Report on Form 10-Q filed with the SEC, as updated by our subsequent filings with the SEC, as they may be updated by our other filings with the SEC. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

Summary Term Sheet – Risk Factors

Page 18 of the Offer to Exchange is amended and supplemented by adding the following risk factor between the first and second risk factors:

If your employment with Sage or any of our subsidiaries terminates before your Replacement Options vest, you will not be able to receive value for your unvested Replacement Options, but you may have been able to receive value for the Eligible Options you exchanged for the Replacement Options.

The Replacement Options will be subject to a new vesting schedule that differs from the vesting schedules of the Eligible Options that you exchange. Accordingly, if your employment with Sage or any of our subsidiaries terminates after you exchange your Eligible Options for Replacement Options, you may not be able to realize as much value from your Replacement Options as you could have realized from the Eligible Options you exchanged. For example, if you do not exchange your vested Eligible Options for Replacement Options, your employment with Sage terminates, and our stock price increases above the exercise price per share of your vested Eligible Options, you would still be able to exercise and sell the underlying shares of common stock for these vested Eligible Options at a gain. However, if you exchange your vested Eligible Options for Replacement Options, and your service with Sage terminates after you receive Replacement Options but before such Replacement Options have vested and can be exercised, you would receive no value from the unvested portion of the Replacement Options if our stock price increases.

Offering Memorandum – Section 3. Procedures for Electing to Exchange Options.

Page 25 of the Offer to Exchange is amended and supplemented by replacing the last sentence of the fifth paragraph with the following:

Subject to Rule 13e-4 under the Exchange Act we also reserve the right to waive any of the conditions of the Offer or any defect or irregularity in any surrender with respect to any particular Eligible Options. Any such waiver shall be applied consistently among all Eligible Holders.

Offering Memorandum – Section 4. Withdrawal Rights.

Page 27 of the Offer to Exchange is amended and supplemented by adding the following at the end of the second paragraph:

In addition, under U.S. securities laws, if we have not accepted your tendered Eligible Options by 11:59 p.m., Eastern Time, on March 20, 2024 (which is the 40th business day following the commencement of the Option Exchange), you may withdraw your tendered Eligible Options at any time thereafter up to such time as Sage does accept your properly tendered Eligible Options.

Offering Memorandum – Section 6. Conditions of this Offer

Page 28 of the Offer to Exchange is amended by replacing the bullet (i) under subheading (c) with the following:

(i) any general suspension of trading in securities on any national securities exchange or in the over-the-counter market;

Page 28 of the Offer to Exchange is further amended by replacing bullet (iii) under subheading (c) with the following:

(iii) the commencement or escalation of a war, armed hostilities or other international or national crisis directly involving the U.S.

Page 29 of the Offer to Exchange is amended and supplemented by adding the following to the end of subheading (f):

This condition to the consummation of the Offer was satisfied when our stockholders approved the Option Exchange at the special meeting of stockholders held on January 31, 2024.

Offering Memorandum – Section 10. Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities.

Page 32 of the Offer to Exchange is amended and supplemented by replacing the first paragraph under “Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities” with the following:

•

Our executive officers and members of our Board of Directors are not eligible to participate in the Offer. Accordingly, none of these individuals are Eligible Holders or hold Eligible Options, and therefore do not beneficially own any securities that are subject to this offer.

Offering Memorandum – Section 16. Additional Information.

Page 36 of the Offer to Exchange is amended and supplemented by replacing the third bullet under the first paragraph under “Section 16. Additional Information.” with the following:

•

our Current Reports on Form 8-K filed with the SEC on January 9, 2023 (solely with respect to Item 8.01), February 6, 2023, March 16, 2023, June 16, 2023, August 31, 2023, November 7, 2023, January 8, 2024, January 24, 2024 and January 31, 2024.

Offering Memorandum – Miscellaneous

Page 36 of the Offer to Exchange is amended and supplemented by replacing the third bullet under the first paragraph under the Section “Section 17. Miscellaneous.” with the following:

We are not disseminating this Offer to Exchange in any jurisdiction in which this Offer would not be in compliance with the laws of that jurisdiction.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

Exhibit Number	Description

(a)(1)(A)*	Offer to Exchange Eligible Options for Replacement Options, dated January 23, 2024

(a)(1)(B)*	Communication to Employees from Chief People and Experience Officer, sent December 8, 2023

(a)(1)(C)*	Follow-up Email from Peter Castrichini to Employees, sent on January 23, 2024

(a)(1)(D)*	Form of Announcement Email

(a)(1)(E)*	Terms of Election

(a)(1)(F)*	Form of Confirmation Email

(a)(1)(G)*	Form of Reminder Email

(a)(1)(H)*	Screenshots of Option Exchange Website

(a)(1)(I)*	Option Exchange Frequently Asked Questions

(a)(1)(J)*	Employee Presentation

(a)(1)(K)	Form of Email from Peter Castrichini to Employees, sent on January 31, 2024

(b)	Not applicable

(d)(1)*	2014 Stock Option and Incentive Plan and forms of award agreements thereunder (incorporated by reference to Exhibit 10.2 of the Registrant’s Registration Statement on Form S-1 (File No. 333-196849) filed on July 8, 2014)

(d)(2)*	Amended and Restated 2016 Inducement Equity Plan and forms of agreements thereunder, as amended and restated on September 20, 2018 (incorporated by reference to Exhibit 10.1 of the Registration’s Quarterly Report on Form 10-Q (File No. 001-36544) filed on November 6, 2018)

(d)(3)*	Form of Performance-Based Restricted Stock Unit Award Agreement Under the Sage Therapeutics, Inc. 2014 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.1 of the Registrant’s Quarterly Report on Form 10-Q (File No. 001-36544) filed on August 10, 2020)

(d)(4)*	2014 Employee Stock Purchase Plan, as amended, dated June 16, 2022 (incorporated by reference to Exhibit 10.2 of the Registrant’s Quarterly Report on Form 10-Q (File No. 001-36544) filed on August 2, 2022)

(g)	Not applicable

(h)	Not applicable

107*	Filing Fee Table

*	Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SAGE THERAPEUTICS, INC.

Date: January 31, 2024	By:	/s/ Barry E. Greene
President and Chief Executive Officer